Exhibit 4.4.2

FIRST AMENDMENT TO

EXELON EMPLOYEE SAVINGS PLAN

FOR REPRESENTED EMPLOYEES AT TMI AND OYSTER CREEK

WHEREAS, Exelon Corporation, a Pennsylvania corporation (the “Company”), has adopted and maintains a profit sharing plan with a qualified cash or deferred arrangement for the benefit of certain eligible employees employed at its Three Mile Island and Oyster Creek facilities whose employment is subject to a collective bargaining agreement titled “Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek” (the “Plan”), which has been amended and restated effective as of January 1, 2015; and

WHEREAS, the Company desires to amend the Plan to correct a typographical error relating to the maximum Default Percentage applicable to Members under the automatic enrollment feature of the Plan.

NOW, THEREFORE, RESOLVED, that pursuant to the power of amendment contained in subsection 12(a) of the Plan, the Plan is amended, effective as of February 1, 2010, as follows:

1. Subsection 4(a)(iii)(A) of the Plan is amended by deleting the second sentence contained therein and inserting in lieu thereof the following new sentence:

Such Member’s Default Percentage will increase by 1% each Plan Year, beginning with the second Plan Year that begins after the Default Percentage first applies to the Member, until it reaches 5%.

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IN WITNESS WHEREOF, Exelon Corporation has caused this instrument to be executed by its Senior Vice President and Chief Human Resources Officer, on this 22nd day of December, 2016.

EXELON CORPORATION

By:	/s/ Amy E. Best
Amy E. Best
Senior Vice President and
Chief Human Resources Officer

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